Exhibit 99.4

Execution Copy

SUBSCRIPTION AGREEMENT

August 6, 2026

WISeSat.Space Holdings Corp. d/b/a SpaceAIQ

General-Guisan-Strasse 6

CH-6300 Zug Switzerland

Attn: David Briffod

Telephone No.: +41 78 323 9913

Email: dbriffod@wisekey.com

In connection with the proposed business combination among Columbus Acquisition Corp., a Cayman Islands exempted company (together with its successors, “CAC”), WISeSat.Space Corp., a British Virgin Islands business company d/b/a SpaceAIQ (the “Company”), and WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”), pursuant to and in accordance with that certain Business Combination Agreement, dated as of November 9, 2025 (as amended, restated and/or supplemented from time to time in accordance with its terms, the “BCA”), by and among CAC, Pubco, WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), the Company and WISeKey International Holding Ltd., a Swiss company (together with its successors, the “WISeKey”), and to which SEALSQ Corp, a British Virgin Islands business company and an affiliate of WISeKey (“SEALSQ”, and together with WISeKey, the “Sellers”) became a party thereto as a Seller thereunder pursuant to a Joinder Agreement, dated as of December 12, 2025, Pubco is seeking commitments to purchase ordinary shares, no par value, of Pubco (“Pubco Ordinary Shares”), for a purchase price (the “Purchase Price”) equal to the redemption price per share paid to Public Shareholders that redeem their CAC ordinary shares, par value $0.0001 per share, in connection with the BCA Closing, in a private placement to be conducted by Pubco (the “Offering”).

Pursuant to the BCA, upon the consummation of the transactions contemplated by the BCA (the “BCA Closing”), among other matters, (a) Pubco will acquire all of the issued and outstanding shares of the Company from the Sellers in exchange for Pubco Ordinary Shares and class F ordinary shares, no par value, of Pubco (“Pubco Class F Shares”) (which Pubco Class F Shares in the aggregate are entitled to 49.9% of the total vote on any matter voted on by the holders of Pubco shares), the Company shall become a subsidiary of Pubco and the Sellers shall become shareholders of Pubco (the “Share Exchange”), and (b) Merger Sub will merge with and into CAC, with CAC continuing as the surviving entity (the “Merger” and, together with the Share Exchange and the other transactions contemplated by the BCA, the “Transactions”), and as a result of which, (i) CAC will become a wholly-owned subsidiary of Pubco, (ii) each issued and outstanding security of CAC immediately prior to the effective time of the Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (iii) Pubco will become a publicly-traded company, in each case, all upon the terms and subject to the conditions set forth in the BCA and in accordance with the provisions of applicable law.

In connection with the Transactions, and in consideration of the agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned subscriber (“Subscriber”), CAC and Pubco agree in this subscription agreement (this “Subscription Agreement”) as follows:

1. Subscription. Subscriber hereby irrevocably subscribes for and agrees to purchase from Pubco, and Pubco agrees to issue and sell to Subscriber, such number of Pubco Ordinary Shares equal to (i) the aggregate subscription amount for Subscriber as is set forth on the signature page of this Subscription Agreement (the “Aggregate Subscription Amount”), divided by (ii) the Purchase Price (and such Pubco Ordinary Shares to be purchased, the “Subscribed Shares”). No fractional Pubco Ordinary Shares will be issued pursuant to this Agreement, and the total number of Subscribed Shares hereunder will be rounded down to the nearest whole Pubco Ordinary Share, and the cash portion of the Aggregate Subscription Amount attributable to such fractional share will be returned to Subscriber.

2. Closing; Delivery of Subscribed Shares.

(a) The closing of the sale of Subscribed Shares contemplated hereby (the “Closing”, and the date on which the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the BCA Closing. The Closing shall occur on the date of, and simultaneously with, the BCA Closing.

(b) Pubco shall provide written notice (which may be given via email) to Subscriber (the “Closing Notice”) that Pubco reasonably expects the BCA Closing to occur on a date specified in the Closing Notice (the “Scheduled Closing Date”) that is not less than three (3) business days after the date of the Closing Notice, which Closing Notice shall contain Pubco’s wire instructions for an escrow account (the “Escrow Account”) established by Pubco with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice. At least two (2) business days prior to the Scheduled Closing Date (unless otherwise agreed to in writing by Pubco), Subscriber shall deliver to the Escrow Account the Aggregate Subscription Amount by wire transfer of United States dollars in immediately available funds. The wire transfer shall identify Subscriber, and unless otherwise agreed by Pubco and the Escrow Agent, the funds shall be wired from an account in Subscriber's name. Upon the Closing, Pubco shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to Pubco against the issuance of and delivery to Subscriber of the Subscribed Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws, the transfer restrictions pursuant to Section 6 below or those incurred by Subscriber), in book-entry form as set forth in Section 2(c) below. Notwithstanding the foregoing, Pubco may, in its sole discretion with respect to Subscriber (or any Other Subscriber (as defined below), waive the escrow requirements under this Section 2 and have Subscriber directly fund to Pubco at the Closing.

(c) Promptly after the Closing, Pubco shall deliver (or cause the delivery of) the Subscribed Shares to Subscriber in book-entry form with restrictive legends (including reflecting the transfer restrictions pursuant to Section 6 below) for the number of Subscribed Shares.

(d) The failure of the Closing to occur on the Scheduled Closing Date shall not terminate this Subscription Agreement or otherwise relieve any party of any of its obligations hereunder, and any such termination will occur solely pursuant to Section 10 below. If (i) this Subscription Agreement is terminated prior to the Closing or (ii) the Closing Date does not occur within three (3) business days after the Scheduled Closing Date specified in the Closing Notice, and in either case, and any funds have already been sent by Subscriber to the Escrow Account, Pubco shall or shall instruct the Escrow Agent to promptly (but not later than five (5) business days after the Scheduled Closing Date specified in the Closing Notice), return the funds delivered by Subscriber for payment of the Subscribed Shares by wire transfer in immediately available funds to the account specified in writing by Subscriber (provided, that the failure of the Closing Date to occur within such three (3) business day period and the return of the relevant funds shall not relieve Subscriber from its obligations under this Subscription Agreement for a subsequently rescheduled Closing Date determined by Pubco in good faith).

(e) If requested by Pubco prior to the Closing, Subscriber shall deliver to Pubco a duly completed and executed U.S. Internal Revenue Service Form W-9 or appropriate Form W-8.

3. Closing Conditions. In addition to the condition set forth in Section 2(a) above:

(a) The Closing is subject to the satisfaction or valid waiver by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and be continuing;

(ii) no governmental authority of competent jurisdiction with respect to the sale of the Subscribed Shares shall have enacted, rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii) all material conditions precedent to the BCA Closing set forth in the BCA shall have been satisfied (as determined in good faith by the parties to the BCA) or waived by the parties thereto in accordance with the requirements of the BCA (other than those conditions which, by their nature, are to be satisfied at the BCA Closing).

(b) The obligations of Pubco to consummate the Closing are also subject to the satisfaction or valid waiver by Pubco of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

(c) The obligations of Subscriber to consummate the Closing are also subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Pubco and CAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by Pubco and CAC of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Closing Date;

(ii) each of Pubco and CAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing; and

(iii) the Subscribed Shares shall have been approved for listing on the Nasdaq Capital Market or Nasdaq Global Market (either such market, “Nasdaq”), subject to official notice of issuance.

4. Additional Shares.

(a) Pubco hereby agree that in the event that on the sixty (60) day anniversary of the Closing (or if such day is not a Trading Day, the next Trading Day thereafter) (the “Measurement Date”), the VWAP (as defined below) of the Pubco Ordinary Shares for the ten (10) consecutive Trading Days (as defined below) ending on the Measurement Date (the “VWAP Price”) is less than the Purchase Price, then Pubco will issue to Subscriber a number of new Pubco Ordinary Shares (the “Additional Shares”) equal in the aggregate to the difference of (i) the quotient of (A) the Aggregate Subscription Amount, divided by (B) an amount equal to the greater of (x) the VWAP Price and (y) the Floor Price, less (ii) the number of Subscribed Shares. The VWAP Price, the Floor Price and the Purchase Price will be subject to equitable adjustment (as determined reasonably and in good faith by Pubco’s board of directors) for any share dividend, share split, share combination, recapitalization or other similar transaction occurring after the Closing and prior to the Measurement Date. No fractional Pubco Ordinary Shares will be issued as part of the Additional Shares (or if applicable the Warrant Shares (as defined below) under the Pre-Funded Warrants (as defined below)), and the total number of Additional Shares (and if applicable, the Warrant Shares under the Pre-Funded Warrants) hereunder will be rounded down to the nearest whole Pubco Ordinary Share.

(b) Within three (3) business days after the Measurement Date, Pubco will send to Subscriber a statement (the “Additional Share Statement”) setting forth Pubco’s determination, in reasonable detail, of the VWAP Price and the number of Additional Shares, if any, to be issued pursuant to this Section 4. Subscriber will have ten (10) business days after delivery of the Additional Share Statement by Pubco to review the Additional Share Statement, and if Subscriber has any objections to the Additional Share Statement, Subscriber shall deliver to Pubco a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”) during such ten (10) business day period. If an Objection Statement is not delivered by Subscriber within such ten (10) business day period, then Subscriber will have waived its right to contest the Additional Share Statement, all determinations and calculations set forth therein, and the resulting number of Additional Shares, if any, to be issued by Pubco. If an Objection Statement is delivered within such ten (10) business day period, then the determination of the VWAP Price and the number of Additional Shares will become a Dispute governed by and determined in accordance with Section 12(n). Promptly (but in any event within five (5) business days) after the final determination of the number of Additional Shares in accordance with this Subscription Agreement, Pubco will issue to Subscriber the number of Additional Shares, if any, as so finally determined.

(c) For purposes of this Subscription Agreement:

(i) “Floor Price” means an amount equal to $5.00 per share.

(ii) “Trading Day” means any day on which the Trading Market is open for trading and Pubco Ordinary Shares are available to trade on the Trading Market.

(iii) “Trading Market” means from and after the Closing, at any particular time of determination, the principal securities exchange or securities market on which the Pubco Ordinary Shares are then traded.

(iv) “VWAP” means, for the Pubco Ordinary Shares as of any day, the dollar volume-weighted average price for such security on the Trading Market during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by Pubco’s board of directors.

(d) Notwithstanding anything herein to the contrary, if requested in writing by Subscriber prior to the Closing, the provisions of this Section 4(d) shall apply (and if not so requested, the provisions of this Section 4(d) will not apply to Subscriber). Pursuant to the provisions of this Section 4(d), Pubco shall not issue, and Subscriber shall not be entitled to receive, Additional Shares to the extent that, after giving effect to such issuance, Subscriber (together with its affiliates and any persons acting as a group with Subscriber) would beneficially own (as determined in accordance with Rule 13d-3 under the Exchange Act) in excess of 9.99% of the number of Pubco Ordinary Shares outstanding immediately after giving effect to such issuance (the “Beneficial Ownership Limitation”). In lieu of any Additional Shares that would otherwise be issuable in excess of the Beneficial Ownership Limitation (and in satisfaction of Pubco’s obligations to issue such Additional Shares), Pubco shall issue to Subscriber, simultaneously with the applicable issuance of Additional Shares, pre-funded warrants to purchase an equivalent number of Pubco Ordinary Shares (the “Pre-Funded Warrants”), which Pre-Funded Warrants would have an exercise price of $0.0001 per share, be exercisable in whole or in part, in any increments and from time to time, subject to the Beneficial Ownership Limitation (which Beneficial Ownership Limitation could not be waived with at least sixty-one (61) days advance notice), and otherwise be in customary form reasonably acceptable to Subscriber. The Pubco Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants (the “Warrant Shares”, and together with the Additional Shares and the Subscribed Shares, the “Shares”, and collectively with the Pre-Funded Warrants, the “Securities”) shall constitute Shares for all purposes of Section 5.

5. Registration Rights.

(a) Pubco agrees that on or prior to the Filing Date (as defined below), Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the Shares (including any potential Additional Shares and Warrant Shares) (the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. For purposes hereof, the “Filing Date” shall mean the date that is five (5) Business Days after the final determination in accordance with this Agreement of the number of Additional Shares, if any, to be issued pursuant to Section 4. Pubco agrees that Pubco will use its commercially reasonable efforts to cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective with respect to the Shares until the earlier of (i) the date on which Subscriber ceases to hold the Shares covered by such Registration Statement, or (ii) on the first date on which Subscriber can sell all of its Shares (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) without limitation as to the manner of sale or the amount of such securities that may be sold. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 under the Exchange Act, of the Shares to Pubco (or its successor) upon request to assist Pubco in making the determination described above. Pubco’s obligations to include the Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by Pubco to effect the registration of the Shares, and shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling shareholder in similar situations. If the SEC prevents Pubco from including any or all of the Shares proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of Pubco’s securities by the applicable shareholders or otherwise, (x) such Registration Statement shall register for resale such number of Pubco securities which is equal to the maximum number of Pubco securities as is permitted by the SEC and (y) the number of Pubco securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, Pubco shall file a new Registration Statement to register such Shares not included in the initial Registration Statement and cause such Registration Statement to become effective as promptly as practicable consistent with the terms of this Section 5. Pubco will provide a draft of the Registration Statement to Subscriber for review reasonably in advance of filing the Registration Statement. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw from the Registration Statement. For purposes of clarification, any failure by Pubco to file the Registration Statement on or prior to the Filing Date shall not otherwise relieve Pubco of its obligations to file the Registration Statement or effect the registration of the Shares set forth in this Section 5. For as long as Subscriber holds the Shares issued pursuant to this Subscription Agreement, Pubco will (A) make and keep public information available, as those terms are understood and defined in Rule 144, (B) file in a timely manner all reports and other documents with the SEC required under the Exchange Act, as long as Pubco remains subject to such requirements, and (C) provide all customary and reasonable cooperation necessary, in each case, to enable Subscriber to resell the Shares pursuant to the Registration Statement or Rule 144 (when Rule 144 becomes available to Subscriber), as applicable.

(b) Pubco shall, at its sole expense, advise Subscriber within three (3) business days: (i) when a Registration Statement or any amendment thereto has been filed with the SEC and when a Registration Statement or any post-effective amendment thereto has become effective; (ii) after it shall have received notice or obtained knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iii) of the receipt by Pubco of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein do not include any untrue statements of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon the occurrence of any event contemplated in the foregoing clause (iv), except for such times as Pubco is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Pubco shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) Pubco may delay filing or suspend the use of any such registration statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that could materially adversely affect Pubco (each such circumstance, a “Suspension Event”); provided, that Pubco may not delay or suspend the Registration Statement on more than two (2) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve (12)-month period. Upon receipt of any written notice from Pubco of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will (i) immediately discontinue offers and sales of the Shares under the Registration Statement until Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from Pubco that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by applicable law. If so directed by Pubco, Subscriber will deliver to Pubco or destroy all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (i) the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up.

(d) From and after the Closing, Pubco agrees to indemnify and hold Subscriber, each person, if any, who controls Subscriber within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of Subscriber within the meaning of Rule 405 under the Securities Act, and each broker, placement agent or sales agent to or through which Subscriber effects or executes the resale of any Shares (collectively, the “Subscriber Indemnified Parties”), harmless against any and all losses, claims, damages and liabilities (including any reasonable out-of-pocket legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) incurred by Subscriber Indemnified Parties directly that are (i) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Shares (including, in each case, the prospectus contained therein) or any amendment thereof (including the prospectus contained therein) or (ii) caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made), not misleading, except, in the cases of both (i) and (ii), to the extent insofar as the same are (A) caused by or contained in any information or affidavit so furnished in writing to Pubco by Subscriber for use therein, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a freewriting prospectus (as defined in Rule 405 under the Securities Act) that was not authorized in writing by Pubco, or (D) in connection with any offers or sales effected by or on behalf of Subscriber in violation of this Subscription Agreement. Notwithstanding the forgoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of Pubco (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) From and after the Closing, Subscriber agrees to, severally and not jointly with any Other Subscriber in the Offering contemplated hereby or any other selling shareholders using the applicable registration statement, indemnify and hold Pubco, and the officers, employees, directors, partners, members, attorneys and agents of Pubco, each person, if any, who controls Pubco within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of Pubco within the meaning of Rule 405 under the Securities Act (collectively, the “Pubco Indemnified Parties”), harmless against any and all Losses incurred by Pubco Indemnified Parties directly that are caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Shares (including, in each case, the prospectus contained therein) or any amendment thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made), not misleading, to the extent insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Pubco by Subscriber expressly for use therein. For the avoidance of doubt, Subscriber shall have indemnification obligations under this Section 5(e) only with respect to the information that it has explicitly provided in writing and that has been used by Pubco in the Registration Statement, and Subscriber shall not have any indemnification obligations under this Section 5(e) with respect to information that it did not expressly provide for inclusion in the Registration Statement. In no event shall the liability of Subscriber under this Section 5(e) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

6. Lock-Up.

(a) Subscriber hereby agrees that, during the period commencing on the Closing Date and ending on the date that is sixty (60) days after the Registration Statement has become effective (the “Lock-Up Period”), without the prior written consent of Pubco, Subscriber shall not, directly or indirectly: (i) sell, offer to sell, contract to sell, lend, pledge, hypothecate, encumber, grant any option to purchase, donate, assign or otherwise transfer or dispose of or agree to transfer or dispose of any Securities, or establish or increase any put option or call option to unwind or reduce (as defined under Section 16 of the Exchange Act) with respect to any of the Securities; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Securities, whether any such transaction is to be settled by delivery of Securities, cash or other consideration; or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) above (each of the foregoing, a “Restricted Transfer”). Notwithstanding the foregoing: (x) if during the Lock-Up Period, the VWAP of the Pubco Ordinary Shares for ten (10) consecutive Trading Days beginning after the Closing Date is greater than the Purchase Price, then fifty percent (50%) of the Securities (first the Subscribed Shares, then any Additional Shares, and finally any Pre-Funded Warrants or Warrant Shares) will be released from the restrictions under this Section 6; provided, that if any Additional Shares (or Pre-Funded Warrants in lieu thereof) are issued under Section 4 above, then in order to achieve such early release, the VWAP of the Pubco Ordinary Shares for ten (10) consecutive Trading Days beginning after the Closing Date must be greater than one-hundred and fifty percent (150%) of the VWAP Price; and (y) the Lock-Up Period shall immediately end as to all Securities on the date after the BCA Closing on which Pubco completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the outstanding Pubco Ordinary Shares being converted into cash, securities or other property.

(b) Notwithstanding the foregoing, a Restricted Transfer will not (i) include the transfer of any or all of the Securities owned Subscriber to (A) any affiliate of Subscriber or (B) if Subscriber is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Subscriber by virtue of the laws of the jurisdiction of Subscriber’s organization and Subscriber’s organizational documents upon the liquidation and dissolution of Subscriber; provided, however, that it shall be a condition to any such transfer described in clauses (A) or (B) that the transferee executes and delivers to Pubco an agreement in form and substance reasonably acceptable to Pubco stating that the transferee is receiving and holding such Securities subject to the provisions of this Subscription Agreement applicable to Subscriber, and there shall be no further actual or attempted transfer or other Restricted Transfer of such Securities except in accordance with this Subscription Agreement; or (ii) prohibit the registration of the Securities during the Lock-Up Period pursuant to the Registration Statement in accordance with Section 5, so long as there is no actual or attempted transfer or other Restricted Transfer of such Securities during the Lock-Up Period.

(c) During the Lock-Up Period, each certificate evidencing any Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT, DATED AS OF AUGUST 6, 2026, AS AMENDED, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER'S SECURITY HOLDER NAMED THEREIN, AND CERTAIN OTHER PARTIES THERETO. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) Subscriber further agrees to execute such agreements as may be reasonably requested by Subscriber that are consistent with the foregoing or that are necessary to give further effect thereto. If any Restricted Transfer is made or attempted contrary to the provisions of this Subscription Agreement, such purported Restricted Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of any of the Securities as one of its equity holders for any purpose. To ensure compliance with the restrictions set forth in this Section 6, Subscriber hereby instructs and requires Pubco to, during the Lock-Up Period, make appropriate notations or impose equivalent restrictions on the book-entry positions representing the Securities, and to refuse to register any attempted transfer of Securities that would violate the provisions of this Section 6.

7. Pubco Representations and Warranties. Pubco represents and warrants to Subscriber that:

(a) Pubco is an exempted company duly organized, validly existing and in good standing under the laws of the British Virgin Islands. Pubco has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. All corporate action required to be taken by Pubco’s board of directors and shareholders in order to authorize Pubco to enter into this Subscription Agreement and to perform its obligations hereunder have been taken by Pubco’s board of directors and shareholders. This Subscription Agreement has been duly authorized, executed and delivered by Pubco and is enforceable against Pubco in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(b) The Securities have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Securities will be free and clear of any liens or other restrictions whatsoever (other than any liens or restrictions created by Subscriber, the transfer restrictions pursuant to Section 6 above or imposed by applicable securities laws) in accordance with the terms of this Subscription Agreement, and will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Pubco’s organizational documents as in effect at the time of issuance or applicable law.

(c) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 9, in connection with the offer, sale and delivery of the Securities in the manner contemplated by this Subscription Agreement, it is not necessary to register the Securities under the Securities Act of 1933, as amended (the “Securities Act”). The Securities (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(d) Assuming the accuracy of Subscriber’s representations and warranties in Section 9, the execution, delivery and performance of this Subscription Agreement and the consummation by Pubco of the transactions that are the subject of this Subscription Agreement in compliance herewith will be done in accordance with the rules of Nasdaq and none of the foregoing will result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which Pubco or any of its subsidiaries is a party or by which Pubco or any of its subsidiaries is bound or to which any of the property or assets of Pubco is subject; (ii) any violation of the provisions of the organizational documents of Pubco; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Pubco or any of its properties, in any case of clauses (i) through (iii), that, individually or in the aggregate, would or would reasonably be expected to have a Material Adverse Effect on Pubco. For purposes of this Subscription Agreement, a “Material Adverse Effect” with respect to any person means a material adverse effect on (i) the business, properties, financial condition, shareholders’ equity or results of operations of such person or (ii) its ability to perform in all material respects its obligations under the terms of this Subscription Agreement.

(e) Pubco has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable. Pubco is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Pubco Ordinary Shares in the Offering.

(f) Pubco is not, and immediately after receipt of payment for the Subscribed Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(g) Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Pubco, as of the date hereof, there is no (i) action, suit, claim or other proceeding by or before any governmental or other regulatory or self-regulatory agency, entity or body with authority or jurisdiction over Pubco, pending, or, to the knowledge of Pubco, threatened in writing against Pubco, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Pubco.

(h) Pubco is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement, including the issuance of the Securities (other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 5, (iv) consents required for the consummation of the Transactions as contemplated by the BCA, (v) those required by Nasdaq, (vi) filings pursuant to applicable antitrust laws, and (vii) consents or other approvals, waivers or authorizations required for the consummation of the transactions contemplated by this Subscription Agreement that Pubco reasonably expects to receive on or prior to the Closing), in each case the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Pubco.

8. CAC Representations and Warranties. CAC represents and warrants to Subscriber that:

(a) CAC is an exempted company duly incorporated, validly existing as an exempted company and in good standing under the laws of the Cayman Islands. CAC has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. All corporate action required to be taken by CAC’s board of directors in order to authorize CAC to enter into this Subscription Agreement and perform its obligations hereunder have been taken by CAC’s board of directors. This Subscription Agreement has been duly authorized, executed and delivered by CAC and is enforceable against CAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(b) Assuming the accuracy of Subscriber’s representations and warranties in Section 9, the execution, delivery and performance of this Subscription Agreement and the consummation by CAC of the transactions that are the subject of this Subscription Agreement in compliance herewith will be done in accordance with the rules of Nasdaq and none of the foregoing will result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of CAC or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which CAC or any of its subsidiaries is a party or by which CAC or any of its subsidiaries is bound or to which any of the property or assets of CAC is subject, which would have a Material Adverse Effect on CAC or materially affect the validity of the Securities or the legal authority or ability of CAC to perform in all material respects its obligations under this Subscription Agreement; (ii) any violation of the provisions of the organizational documents of CAC; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over CAC or any of its properties, in any case of clauses (i) through (iii) that, individually or in the aggregate, would or would reasonably be expected to have a Material Adverse Effect on CAC.

(c) CAC has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable (it being understood that Subscriber will effectively bear its pro rata share of any such expense indirectly as a result of its investment in Pubco). CAC is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Pubco Ordinary Shares in the Offering.

(d) As of the date hereof, CAC has filed all reports required to be filed by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, since its initial public offering (the “IPO”) (such reports, together with any materials filed or furnished thereafter by CAC under the Exchange Act, whether or not any such reports were required, the “SEC Reports”). As of their respective dates (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), the SEC Reports filed by CAC complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) by CAC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of CAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing). Such financial statements (excluding, for the avoidance of doubt, any pro forma financial statements which include the financial information of the Company) have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements, the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP or may be condensed or summary statements, and fairly present in all material respects the consolidated financial position of CAC and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

(e) Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CAC, as of the date hereof, there is no (i) action, suit, claim or other proceeding by or before any governmental or other regulatory or self-regulatory agency, entity or body with authority or jurisdiction over CAC pending, or, to the knowledge of CAC, threatened in writing against CAC, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against CAC.

(f) CAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement (other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) consents required for the consummation of the Transactions as contemplated by the BCA, (v) those required by Nasdaq, (vi) filings pursuant to applicable antitrust laws, and (vii) consents or other approvals, waivers or authorizations required for the consummation of the transactions contemplated by this Subscription Agreement that CAC reasonably expects to receive on or prior to the Closing), in each case the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CAC.

9. Subscriber Representations, Warranties and Covenants. Subscriber represents and warrants to Pubco and CAC as follows, and makes the following covenants:

(a) Subscriber is either a U.S. investor or non-U.S. investor as set forth under its name on the signature page hereto, and accordingly represents the applicable additional matters under clause (i) or (ii) below:

(i) Applicable to U.S. investors: At the time Subscriber was offered the Securities, it was, and as of the date hereof, Subscriber is (x) a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (y) is acquiring the Securities only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is not an entity formed for the specific purpose of acquiring the Securities.

(ii) Applicable to non-U.S. investors: Subscriber understands that the sale of the Securities is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). Subscriber is not a U.S. Person (as defined in Regulation S), it is acquiring the Securities in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Securities hereunder outside of the United States. Subscriber is not relying on any statements or representations made in connection with the transactions contemplated hereby other than the representations contained in this Subscription Agreement. Subscriber understands and agrees that Securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

(b) Subscriber understands that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities will not have been registered under the Securities Act. Subscriber understands that the Securities may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act except (i) to Pubco or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Securities shall contain a legend or restrictive notation to such effect. Subscriber acknowledges that the Securities will not immediately be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Securities, until registered under an effective registration statement, will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities.

(c) Subscriber understands and agrees that Subscriber is purchasing Securities directly from Pubco. Subscriber further acknowledges that, other than those representations, warranties, covenants and agreements of Pubco and CAC included in this Subscription Agreement, there have been no representations, warranties, covenants and agreements made to Subscriber by Pubco, CAC or the Company or any of their respective Representatives, expressly or by implication. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives. Except for the representations, warranties and agreements of Pubco and CAC expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transactions, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of Pubco, CAC and the Company, including all business, legal, regulatory, accounting, credit and tax matters.

(d) Subscriber’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(e) Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Securities. Without limiting the generality of the foregoing, Subscriber acknowledges that, it has received and reviewed the following items (collectively, the “Disclosure Documents”): (i) the final prospectus of CAC, dated as of January 22, 2025, and filed with the SEC on January 24, 2025 (File Nos. 333- 283278) (the “IPO Prospectus”), (ii) each SEC Report filed CAC with the SEC following the filing of the IPO Prospectus through the date of this Subscription Agreement, and (iii) the BCA, a copy of which has been filed by CAC with the SEC. Subscriber understands the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the BCA Closing. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask Pubco’s and CAC’s management questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Subscriber has conducted its own investigation of Pubco, CAC, the Company and the Securities and Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Securities. Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of Pubco, CAC, the Company or their respective affiliates or advisors have provided any tax advice or any other representations or guarantee regarding the tax consequence of the transactions contemplated by this Subscription Agreement. Subscriber acknowledges that it has reviewed the documents made available to Subscriber by Pubco, CAC and the Company. Subscriber further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in terms of the Transactions, shall in no way affect Subscriber’s obligation to purchase the Subscribed Shares hereunder, except as otherwise provided herein.

(f) Subscriber became aware of the Offering of the Securities solely by means of direct contact between Subscriber and Pubco, CAC or the Company or a representative of Pubco, CAC or the Company, and the Securities were offered to Subscriber solely by direct contact between Subscriber and Pubco, CAC or the Company, or a representative of Pubco, CAC or the Company. Neither Subscriber, nor any of its directors, officers, employees, agents, shareholders or partners, has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.

(g) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the Disclosure Documents and the SEC Reports. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is a sophisticated investor, experienced in investing in private placement transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the Offering (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to Subscriber, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under Subscriber’s organizational or constituent documents or under any law, rule, regulation, agreement or other obligation by which Subscriber is bound and (v) are a fit, proper and suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Securities. Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss of the Aggregate Subscription Amount paid by Subscriber for the Securities hereunder exists. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the Offering or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Documents.

(h) In making its decision to purchase the Securities, Subscriber has relied solely upon independent investigation made by Subscriber and the representations and warranties of Pubco expressly set forth in Section 6 hereof and of CAC expressly set forth in Section 6 hereof. Subscriber acknowledges and agrees that Subscriber has (i) received, reviewed and understood the offering materials made available to Subscriber in connection with the Offering, (ii) had access to, and an adequate opportunity to review, financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Securities, (iii) had the opportunity to ask questions of and receive answers from Pubco and CAC directly, and (iv) conducted and completed Subscriber’s own independent due diligence with respect to the Transactions; provided, that neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Securities nor any representations and warranties made by Subscriber herein shall modify, amend or affect Subscriber’s right to rely on the truth, accuracy and completeness of Pubco’s or CAC’s representations and warranties contained herein.

(i) If an entity, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. Subscriber has the power and authority to enter into, deliver and perform Subscriber’s obligations under this Subscription Agreement. The execution, delivery and performance by Subscriber of this Subscription Agreement are within the powers of Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any law, statute, rule or regulation applicable to Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound, and, if Subscriber is not an individual, will not violate any provisions of Subscriber’s organizational documents. The signature on this Subscription Agreement is genuine, and the signatory, if Subscriber is an individual, has legal competence and capacity to execute the same or, if Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms.

(j) Subscriber is not (i) a person named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, or a person prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank or (iv) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, any country or territory embargoed or subject to substantial trade restrictions by the United States. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Securities were legally derived.

(k) Neither Subscriber, nor, to the extent it has them, any of its equity holders, managers, general or limited partners, directors, affiliates or executive officers (collectively with Subscriber, the “Covered Persons”), are subject to any of the “Bad Actor” disqualifications described in Rule 506(d) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Subscriber has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. The acquisition of Securities by Subscriber will not subject Pubco, CAC or the Company to any Disqualification Event.

(l) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to CAC and, after the BCA Closing, Pubco.

(m) Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of CAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(n) If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that (i) none of Pubco or CAC, nor any of their respective affiliates has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Securities, and none of Pubco or CAC or any of their respective affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Securities and (ii) the acquisition and holding of the Securities.

10. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur prior to the Closing of: (a) the mutual written agreement of each of the parties hereto, including the Company, to terminate this Subscription Agreement; (b) such date and time as the BCA is terminated in accordance with its terms; or (c) written notice by either (x) Pubco and CAC to Subscriber or (y) Subscriber to Pubco and CAC if the transactions contemplated by this Subscription Agreement are not consummated on or prior to October 31, 2026; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach, and (ii) the provisions of Sections 10 through 14 of this Subscription Agreement will survive any termination of this Subscription Agreement and continue indefinitely. Pubco or CAC shall notify Subscriber of the termination of the BCA promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 10, any monies paid by Subscriber to Pubco for the Aggregate Subscription Amount hereunder shall be promptly returned to Subscriber.

11. Trust Account Waiver. Subscriber understands that CAC has established a trust account (the “Trust Account”) containing the proceeds of the IPO and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of CAC’s public shareholders (including overallotment shares acquired by CAC’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the IPO Prospectus, CAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their CAC shares in connection with the consummation of CAC’s initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Shareholders if CAC fails to consummate a Business Combination by January 22, 2026 (which has since been extended until August 22, 2026 and may further be extended on a monthly basis by CAC until January 22, 2027), subject to further extension by amendment to CAC’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 for dissolution expenses, or (d) to CAC after or concurrently with the consummation of a Business Combination. For and in consideration of CAC entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Subscriber hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Subscriber on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that Subscriber or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Subscription Agreement or any other agreement with CAC or its affiliates). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by CAC and its affiliates to induce CAC to enter in this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to CAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against CAC or its Representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to CAC or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, CAC and its Representatives, as applicable, shall be entitled to recover from Subscriber and its affiliates the associated legal fees and costs in connection with any such action in the event CAC or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding the foregoing, this Section 11 shall not affect any rights of Subscriber or its affiliates to receive distributions from the Trust Account in their capacities as Public Shareholders with respect to CAC shares upon the redemption of their shares or the liquidation of CAC if it does not consummate a Business Combination prior to its deadline to do so. Additionally, nothing herein shall limit the ability of Subscriber and each of its affiliates to pursue any claim seeking as its remedy any assets or funds held outside of the Trust Account by CAC or its affiliates (other than distributions to Public Shareholders), and nothing herein shall waive or impact any claims that Subscriber and each of its affiliates may have in the future against CAC’s or its affiliates’ assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds, but excluding any distributions to Public Shareholders). Notwithstanding anything to the contrary contained in this Subscription Agreement, the provisions of this Section 11 shall survive the Closing or any termination of this Subscription Agreement and last indefinitely.

12. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights or obligations that may accrue to Subscriber hereunder (other than the Securities acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by Subscriber without the prior written consent of CAC, Pubco and the Company, and any purported transfer or assignment without such consent shall be null and void ab initio.

(b) Pubco may request from Subscriber such additional information as Pubco may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Securities, and Subscriber shall provide such information to Pubco promptly upon such request, it being understood by Subscriber that Pubco may without any liability hereunder reject Subscriber’s subscription prior to the Closing Date in the event Subscriber fails to provide such additional information requested by Pubco to evaluate Subscriber’s eligibility or Pubco determines that Subscriber is not eligible. On or prior to the Closing Date, Pubco and Subscriber shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

(c) Subscriber acknowledges that Pubco, CAC, the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement as if they were made directly to each of them. Prior to the Closing, Subscriber agrees to promptly notify Pubco and CAC if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate such that the conditions set forth in Sections 3(b)(i) and 3(b)(ii) would not be satisfied as of the Closing. Subscriber agrees that the purchase by Subscriber of Subscribed Shares from Pubco will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. Subscriber acknowledges and agrees that the Company is an express third-party beneficiary of the representations, warranties and covenants of Subscriber contained in Section 9 of this Subscription Agreement, and that the Company is otherwise an express third-party beneficiary of this Subscription Agreement, entitled to enforce the terms hereof against Subscriber as if it were an original party hereto, and will have the rights of a “party” hereunder. Other than the Company, this Subscription Agreement does not confer any rights or remedies upon any person or entity other than the parties hereto and their heirs, successors and permitted assigns.

(d) Each of Pubco, CAC and the Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of Pubco, CAC and the Company (such consent not to be unreasonably withheld or delayed).

(e) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(f) This Subscription Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Pubco, CAC, the Company and Subscriber. No provision of this Subscription Agreement may be waived except by an instrument in writing signed by the party against whom enforcement of such waiver is sought. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or other exercise of any right, power or privilege hereunder.

(g) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by Subscriber with Pubco, CAC or the Company in connection with the Offering).

(h) This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l) Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(m) Subscriber hereby consents to the publication and disclosure in any press release issued by CAC, Pubco or the Company or Current Report on Form 8-K filed by CAC with the SEC in connection with the execution and delivery of this Subscription Agreement and the filing of any related documentation by CAC or Pubco with the SEC (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by CAC or Pubco to any governmental authority or to security holders of CAC) of Subscriber’s identity and beneficial ownership of Pubco Ordinary Shares (including any Additional Shares or Warrant Shares) and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by CAC or Pubco, a copy of this Subscription Agreement or the form hereof. Subscriber will promptly provide any information reasonably requested by CAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions or the Closing (including filings with the SEC).

(n) This Subscription Agreement, and all actions or matters based hereon, or arising out of, under or in connection herewith, or any transaction contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles relating to conflict of laws that would result in the application of the laws of any other jurisdiction. Subject to Section 12(o)), each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in New York County, New York (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Subscription Agreement, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other proceeding relating to the transactions contemplated by this Subscription Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 12(o). Nothing in this Section 12(n) shall affect the right of any party to serve legal process in any other manner permitted by law. Each party hereby knowingly, voluntarily and intentionally irrevocably waives the right to a trial by jury in respect to any litigation, dispute, claim, legal action or other legal proceeding based hereon, or arising out of, under, or in connection with, this Subscription Agreement or the transactions contemplated hereby.

(o) Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 12(o)) arising out of, related to, or in connection with this Subjection Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 12(o). A party must, in the first instance, provide written notice of any Disputes to the other party, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by the other party (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Either party may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Subscription Agreement are in conflict, the terms of this Subscription Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under investment agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Subscription Agreement and applicable law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in the State of New York. The language of the arbitration shall be English

(p) All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to CAC at or prior to the BCA Closing, to:

Columbus Acquisition Corp
14 Prudential Tower
Singapore 049712
Attn: Fen “Eric” Zhang, Chief Executive Officer
Telephone No.: (949) 899-1827
Email: eric.zhang@hercules.global	with a copy (which shall not constitute notice) to: Loeb and Loeb LLP 345 Park Ave New York, NY 10154 Attn: Ted Paraskevas Telephone No: (212) 407-4971 Email: tparaskevas@loeb.com

If to Pubco or the Company at or prior to the BCA Closing, or to CAC after the BCA Closing, to:

WISeSat.Space Holdings Corp.
General-Guisan-Strasse 6
CH-6300 Zug Switzerland
Attn: David Briffod
Telephone No.:  +41 78 323 9913
Email: dbriffod@wisekey.com	with a copy (which shall not constitute notice) to:

 Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:  Barry I. Grossman, Esq.
           Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email:   bigrossman@egsllp.com;
mgray@egsllp.com

Notice to Subscriber shall be given to the address underneath Subscriber’s name on the signature page hereto.

(q) The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of CAC prior to the closing of a Business Combination will include CAC’s sponsor, Hercules Capital Management VII Corp, a British Virgin Islands company.

(r) At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

13. Non-Reliance and Exculpation. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties of Pubco and CAC contained in this Subscription Agreement in making its investment or decision to invest in Pubco. Subscriber further acknowledges and agrees that no other purchaser (an “Other Subscriber”) pursuant to other subscription agreements (an “Other Subscription Agreement”) entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, employees or other Representatives of any such other purchaser) shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of Pubco Ordinary Shares hereunder or thereunder.

14. Independent Nature of Investment. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under the Other Subscription Agreements. The decision of Subscriber to purchase the Securities pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of Pubco, CAC or the Company or any of their respective subsidiaries which may have been made or given by any Other Subscriber or by any Representative of any Other Subscriber, and neither Subscriber nor any of its Representatives shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Securities or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights under this Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.

{SIGNATURE PAGES FOLLOW}

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

WISESAT.SPACE HOLDINGS CORP.

By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Director

COLUMBUS ACQUISITION CORP

By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Chief Executive Officer

{Signature Page to Subscription Agreement}

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber: SEALSQ Corp

Signature of Authorized Signatory of Subscriber:

Name of Authorized Signatory: Carlos Moreira

Title of Authorized Signatory: Chief Executive Officer

Signature of Authorized Signatory of Subscriber:

Name of Authorized Signatory: John O’Hara

Title of Authorized Signatory: Chief Financial Officer

Address for Notice to Subscriber:

Avenue Louis-Casaï 58

1216 Cointrin, Switzerland

Attention: Chief Financial Officer

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Securities to Subscriber (if not same as address for notice):

_________________________________________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

Aggregate Subscription Amount: $ 10,000,000

Subscriber status (mark one):   ☐ U.S. investor   ☒ Non-U.S. investor

EIN Number: N/A

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached. The undersigned represents and warrants that the undersigned is an “accredited investor” (an “Accredited Investor”), as such term is defined in Rule 501(a) of Regulation D under the Securities Act, for one or more of the reasons specified below (please check all boxes that apply):

_______	(i)	A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of Subscriber’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of Subscriber’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly. A spousal equivalent means a cohabitant occupying a relationship generally equivalent to a spouse.

_______	(ii)	A natural person who had an individual income in excess of $200,000, or joint income with Subscriber’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” Subscriber should add to Subscriber’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

_______	(iii)	A director or executive officer of Pubco;

_______	(iv)	A natural person holding in good standing with one or more professional certifications or designations or other credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

_______	(v)	A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of the Investment Company Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act;

_______	(vi)	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

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_______	(vii)	A broker or dealer registered pursuant to Section 15 of the Exchange Act;

_______	(viii)	An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act;

_______	(ix)	An insurance company as defined in Section 2(13) of the Exchange Act;

_______	(x)	An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

_______	(xi)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_______	(xii)	A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

_______	(xiii)	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______	(xiv)	An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_______	(xv)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______	(xvi)	An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

_______	(xvii)	A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in Pubco;

_______	(xviii)	A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

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_______	(xix)	A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

_______	(xx)	A “qualified institutional buyer” as defined in Rule 144A under the Securities Act;

_______	(xxi)	An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

_______	(xxii)	An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

_______	(xxiii)	Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

2.1	Type of Subscriber. Indicate the form of entity of Subscriber:

☐	Individual	☐	Limited Partnership
☐	Corporation	☐	General Partnership
☐	Revocable Trust	☐	Limited Liability Company
☐	Other Type of Trust (indicate type):	________________________________
☐	Other (indicate form of organization):	________________________________

2.2.1	If Subscriber is not an individual, indicate the approximate date Subscriber entity was formed:

2.2.2	If Subscriber is not an individual, please mark the line below which correctly describes the application of the following statement to Subscriber’s situation: Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in Subscriber.

________ True

__________ False

If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.

Subscriber:

Subscriber Name: SEALSQ Corp

By:
Signatory Name:
Signatory Title:

By:
Signatory Name:
Signatory Title:

Date:

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